# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Codexis, Inc., CIK 0001200375
CUSIP: 192005106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 200 Penobscot Drive, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-26-000156
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,498,680; shared voting power 94,292; sole dispositive power 5,498,680; shared dispositive power 94,292; aggregate amount beneficially owned 5,592,972 (5.2% of the class)
  Comment: The reporting persons are reporting their holdings as of the date of this filing. As of June 30, 2026, the reporting person's beneficial ownership was less than 5%, but subsequent purchases caused his beneficial ownership to increase. Percentage calculated based on 107,561,409 shares of Common Stock outstanding following the issuance of shares by the Issuer described in the Prospectus filed by the Issuer on July 24, 2026.

## Item 1. Issuer
Name of issuer: Codexis, Inc.
Address of issuer's principal executive offices: 200 Penobscot Drive, Redwood City, CA 94063

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton
Address of principal business office or, if none, residence:
467 Central Park West
New York, NY 10025
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,592,972
Percent of class: 5.2%
Sole power to vote or to direct the vote: 5,498,680
Shared power to vote or to direct the vote: 94,262
Sole power to dispose or to direct the disposition: 5,498,680
Shared power to dispose or to direct the disposition: 94,262

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W Lytton, Reporting Person (08/13/2026)